Via Facsimile and U.S. Mail
Mail Stop 6010

February 25, 2009

William J. Hemelt
Acting President, Chief Operating Officer, and Chief Financial Officer
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, AZ 85255

Re: Matrixx Initiatives, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed June 13, 2008, as amended on July 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed July 7, 2008
File No. 001-31404

Dear Mr. Hemelt:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director